

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

<u>Via E-mail</u>
Paul O. Koether, Chief Executive Officer
Kent International Holdings, Inc.
5305 Miramar Lane
Colleyville, Texas 76034

>   **Re: Kent International Holdings, Inc.**
>   **May 31, 2011 and June 10, 2011 Supplemental Correspondence**
>   **Form 8-K dated March 22, 2011**
>   **Filed March 28, 2011**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 18, 2011**
>   **File No. 000-20726**

Dear Mr. Koether:

We have reviewed your filings and supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A Submitted Supplementally on June 10, 2011</u>
<u>General</u>

1. Please amend your Form 8-K to include changes in response to our comment letter dated May 9, 2011 and this letter. Please also include page numbers in your amended Form 8-K.

2. We partially reissue comment one of our letter dated May 9, 2011. Please revise your disclosure to comply with the applicable requirements of Industry Guide 5.

Also, please revise to disclose the following: (a) the nature of your title to the Property; (b) the general competitive conditions to which the Property is or may be subject; (c) a statement as to whether, in the opinion of your management, the properties are adequately covered by insurance; and (d) the information described in Item 15 of Form S-11. We may have further comment.

Business

3. We partially reissue comment nine of our letter dated May 9, 2011. Please provide additional detail on your business operations, including the types of income producing properties you intend to target, your intentions to generate management income from such properties, the types of opportunities that management would consider "appropriate" for Kent Capital's involvement and other aspects of your business strategy and planned operations.

Prior Business

4. Please revise to specify the dates during which Mr. Koether held the positions you discuss with Brimberg and Company and Ingalls & Snyder.

Real Estate

5. We reissue comment five of our letter dated May 9, 2011. Please note that the disclosure requirements of Regulation S-K Items 101 and 601(b) are not limited to "ongoing" relationships, as implied by your correspondence dated May 31, 2011. In this regard, we note your disclosure regarding your being introduced to the Property by a real estate broker, among other possible material relationships.

6. We partially reissue comment 10 of our letter dated May 9, 2011. Please revise to provide the specific years during which Mr. Koether held his positions at Citrus Count Land Bureau, Northcorp Realty Advisor, Kentucky Property Trust and First Western Savings.

7. We partially reissue comment 13 of our letter dated May 9, 2011. Please provide disclosure regarding competitive business conditions and the company's competitive position in the broker-dealer business. In this regard, we note your statement in the last sentence of the third paragraph under Prior Business that you believe Kent Capital will be capable of performing as a broker-dealer when its management finds appropriate opportunities. Additionally, please address the methods of competition in both the real estate and broker-dealer business.

8. We partially reissue comment 17 of our letter dated May 9, 2011. Please provide a brief discussion of the three business lines: private placement; real estate syndication and trading securities in light of your plans to continue to develop your business as a broker-dealer.

9. We note your response to comment 20 of our letter dated May 9, 2011. Please add back the disclosure regarding your discussions to purchase a multifamily complex in the Dallas/Fort Worth area and describe the subsequent termination of discussions.

10. We note the change to your disclosure in response to comment 21 of our letter dated May 9, 2011 to state that "we are currently reviewing opportunities to obtain a commercial mortgage loan meant to refinance our purchase of 4211 Cedar Springs; however, we have not yet made a formal application for a mortgage and are uncertain whether any mortgage will be approved or what terms may be offered." We also note your statement in the Liquidity and Capital Resources section that states "we are actively pursuing a commercial mortgage loan on the Property at prevailing terms in order to free up working capital for additional acquisitions: however, at this time we are uncertain whether the mortgage will be approved or what terms may be offered." Please reconcile your disclosure and advise us why your disclosure in the Real Estate section no longer indicates that you have applied for a commercial mortgage loan.

11. We partially reissue comment 22 of our letter dated May 9, 2011. Please revise to provide the basis for your statement that expense reimbursement will not exceed $6,500 during 2011.

12. We reissue comment 29 of our letter dated May 9, 2011. We note your supplemental response that you have not committed to pay any material amount under any service contract. Please reconcile such disclosure with your description of "[s]ignificant expenses that are not explicitly subject to reimbursement by the GSA." It would appear that agreements involving significant expenses would be material and should be filed pursuant to Item 601(b)(10) of Regulation S-K.

Financial Information
Results of Operations

13. Please revise to identify the "proposed acquisition" discussed in this section.

Revenues

14. Please revise to discuss the source(s) of your revenue for the periods described.

Liquidity and Capital Resources

15. We note your reference to a "decrease in expenses as previously described." For the sake of clarity, please revise here to describe the expenses that decreased. In this regard, it appears that the decrease described here does not match the decrease in consulting and due diligence expenses described under Expenses.

16. Please provide more detailed disclosure on the nature and/or extent of "additional acquisitions" contemplated in the last sentence of this section.

Properties
Office Buildings

17. Please revise to include the table that you appear to have deleted from this section.

Item 9.01 Financial Statements and Exhibits

18. We note your responses to comments 15 and 18 of our letter dated May 9, 2011. Please submit any exhibits called for by our comments as correspondence on EDGAR and revise your exhibit index as appropriate.

19. Please file or incorporate by reference, as appropriate, the exhibits required by Form 10.

20. We note that both the historical financial statements and the pro forma financial information were omitted from the amended 8-K submitted as correspondence. Please further revise to include the omitted financial information.

Form 10-K for Fiscal Year Ended December 31, 2010
General

21. We reissue comments 43-48 of our letter dated May 9, 2011. Please file the amended Form 10-K.

Cover Page

22. In your amended Form 10-K, please check the box to indicate that the company was a shell company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director